                         LUMINENT MORTGAGE CAPITAL, INC.
                909 Montgomery Street, Suite 500, San Francisco, CA 94133 415-486-2110 Main -- 877-486-2110 Toll Free -- 415 486-2111 Fax
                             www.luminentcapital.com



January 19, 2005

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306


            RE: ACCELERATION REQUEST BY LUMINENT MORTGAGE CAPITAL, INC. REGARDING AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 (REGISTRATION STATEMENT NO. 333-121816) (THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for the Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on January 21, 2005, or as soon thereafter as practicable.

      In addition, in connection with our request for acceleration of the effective date of the Registration Statement, the undersigned hereby acknowledges that: (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 19, 2005 - Page 2


      Please contact our securities counsel, Frederick W. Dreher, Esq. of Duane Morris LLP, at (215) 979-1234 to confirm the effectiveness of the Registration Statement or to communicate any questions you might have regarding this letter or the Registration Statement.

         Thank you.

                                         Very truly yours,

                                         LUMINENT MORTGAGE CAPITAL, INC.

                                         By      /s/ CHRISTOPHER J. ZYDA
                                           -------------------------------------
                                             Christopher J. Zyda
                                             Senior Vice President and
                                             Chief Financial Officer

cc:      Frederick W. Dreher, Esq.